UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Synergx Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11277
(718) 899-6100

Copies to:

Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 17, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	407,689
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	407,689
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		407,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON		CO

*Based on 5,210,950 shares of Common Stock outstanding as of February 7, 2006, as reported in the Company’s Current Report on Form 10-QSB filed with the SEC on February 14, 2006.

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	407,689
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	407,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		407,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON		IN

*Based on 5,210,950 shares of common stock outstanding as of February 7, 2006, as reported in the Issuer’s Current Report on Form 10-QSB filed with the SEC on February 14, 2006.

Item 1.  Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791. The telephone number of the Issuer is (516) 433-4700.

Item 2.  Identity and Background.

(i) Firecom, Inc.

(a)-(c) This statement is being filed on behalf of Firecom, Inc. (“Firecom”) and Paul Mendez  (“Mr. Mendez” and collectively with Firecom, the “Reporting Persons”). Firecom is a New York corporation whose principal office address, which is also the business address of Paul Mendez, is 39-27 59th Street, Woodside, New York 11377. Firecom is in the business of manufacturing and distributing life safety systems for high rise office buildings, hotels, apartment buildings and other large commercial buildings. The principal occupation of Mr. Mendez is President, Chief Executive Officer and Chairman of the Board of Firecom. The names, business addresses and present principal occupation or employment of the directors and officers of Firecom are set forth in Annex I hereto.

(d)-(e) Neither of the Reporting Persons, nor, to their knowledge, any person listed in Annex I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mendez and the individuals listed in Annex I hereto are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As of April 25, 2006, Firecom invested approximately $741,047.70 in the Shares of the Issuer using working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Shares to which this statement relates for investment purposes and to obtain a significant equity interest in the Issuer.

In this connection, the Reporting Persons routinely monitor the performance of their investments in the Issuer and accordingly intend to continuously evaluate the Issuer’s business, financial condition, operating results , capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them.

As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Issuer, stockholders of the Issuer, and other persons regarding the Issuer’s affairs and strategic alternatives. The Reporting Persons may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the Board, policies, operations, capital structure or business of the Issuer, including a possible acquisition of the Issuer. In connection with these and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Issuer or third persons concerning the matters addressed in the preceding sentence, and may enter into agreements with the Issuer or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons aggregately beneficially own 407,689 or 7.8% of the Shares of the Issuer, based upon 5,210,950 Shares outstanding as of February 7, 2006, as reported to the SEC on the latest 10-QSB of the Issuer on February 14, 2006.

(b) Firecom has sole voting power over 407,689 Shares of the Issuer. Firecom has sole dispositive power over 407,689 Shares.

Mr. Mendez is the Chairman of the Board of Directors and controlling shareholder of Firecom, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Firecom. Thus, Mr. Mendez may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 407,689 Shares of the Issuer.  Mr. Mendez has shared voting power over 407,689 Shares of the Issuer and he has shared dispositive power over 407,689 Shares.  Mr. Mendez disclaims any economic interest or beneficial ownership of these Shares.

(c) Firecom effected the following transactions in the Shares during the past 60 days, all of which were open market purchases:

Date	Amount of Shares Purchased	Price Per Share
2/28/06	3,500	$1.7334
3/3/06	3,600	$1.7111
3/7/06	2,900	$1.71
4/17/06	33,200	$1.6694
4/18/06	39,182	$1.7334
4/19/06	17,900	$1.7523
4/20/06	25,544	$1.7697
4/21/06	18,900	$1.7849
4/24/06	11,621	$1.8028
4/25/06	6,000	$1.8208

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 25, 2006	FIRECOM, INC.

	By:	/s/ Paul Mendez
	Name:	Paul Mendez
	Title:	Authorized Representative

/s/ Paul Mendez
Paul Mendez

ANNEX I

Information Concerning Officers and Directors of Firecom, Inc.

The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Firecom. Unless otherwise noted, the current business address for each person is 39-27 59th Street, Woodside, New York 11377. Unless stated otherwise, each person is a citizen of the United States of America.

NAME and BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT and FIVE YEAR EMPLOYMENT HISTORY
Paul Mendez	President, Chief Executive Officer and Chairman of the Board of Directors of Firecom. He has been engaged in these positions for more than five years.
Howard L. Kogen	Chief Operating Officer and Executive Vice President of Firecom. He has been engaged in these positions for more than five years.
Antoine J. Sayour	Senior Vice President of Firecom. He has been engaged in this position for more than five years.
Jeffrey Cohen	Vice President - Finance of Firecom. He has been engaged in this position for more than five years.
Peter Barotz	Director of Firecom. He has been a private investor for more than the past five years.
Orhan I. Sadik-Khan	Director of Firecom. He has been a private investor for more than the past five years.